UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

LyondellBasell Industries N.V.

(Name of Issuer)

Class A ordinary shares, par value €0.04 per share

(Title of Class of Securities)

N53745100

(CUSIP Number)

Alejandro Moreno

c/o Access Industries, Inc.

730 Fifth Avenue, 20th Floor

New York, New York 10019

(212) 247-6400

with copies to:

Matthew E. Kaplan

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. AI International Chemicals S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 63,961,051 shares
	8	SHARED VOTING POWER 16,482,315 shares
	9	SOLE DISPOSITIVE POWER 63,961,051 shares
	10	SHARED DISPOSITIVE POWER 16,482,315 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,443,366 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 13.99%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages are based on an aggregate of 575,180,918 ordinary shares issued and outstanding, as reported in the Issuer’s quarterly report filed on Form 10-Q for the quarter ended September 30, 2012.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. Len Blavatnik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 80,443,366 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 80,443,366 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,443,366 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 13.99%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	All percentages are based on an aggregate of 575,180,918 ordinary shares issued and outstanding, as reported in the Issuer’s quarterly report filed on Form 10-Q for the quarter ended September 30, 2012.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. AI Investments Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 80,443,366 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 80,443,366 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,443,366 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 13.99%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages are based on an aggregate of 575,180,918 ordinary shares issued and outstanding, as reported in the Issuer’s quarterly report filed on Form 10-Q for the quarter ended September 30, 2012.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. AI SMS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 80,443,366 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 80,443,366 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,443,366 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 13.99%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	All percentages are based on an aggregate of 575,180,918 ordinary shares issued and outstanding, as reported in the Issuer’s quarterly report filed on Form 10-Q for the quarter ended September 30, 2012.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. AI SMS GP Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 80,443,366 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 80,443,366 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,443,366 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 13.99%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages are based on an aggregate of 575,180,918 ordinary shares issued and outstanding, as reported in the Issuer’s quarterly report filed on Form 10-Q for the quarter ended September 30, 2012.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. Access Industries, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 80,443,366 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 80,443,366 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,443,366 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 13.99%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages are based on an aggregate of 575,180,918 ordinary shares issued and outstanding, as reported in the Issuer’s quarterly report filed on Form 10-Q for the quarter ended September 30, 2012.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. Access Industries Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 80,443,366 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 80,443,366 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,443,366 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 13.99%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages are based on an aggregate of 575,180,918 ordinary shares issued and outstanding, as reported in the Issuer’s quarterly report filed on Form 10-Q for the quarter ended September 30, 2012.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. Altep 2010 L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 297,080 shares
	8	SHARED VOTING POWER 80,146,286 shares
	9	SOLE DISPOSITIVE POWER 297,080 shares
	10	SHARED DISPOSITIVE POWER 80,146,286 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,443,366 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 13.99%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	All percentages are based on an aggregate of 575,180,918 ordinary shares issued and outstanding, as reported in the Issuer’s quarterly report filed on Form 10-Q for the quarter ended September 30, 2012.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. Altep 2011 L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 185,235 shares
	8	SHARED VOTING POWER 80,258,131 shares
	9	SOLE DISPOSITIVE POWER 185,235 shares
	10	SHARED DISPOSITIVE POWER 80,258,131 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,443,366 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 13.99%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	All percentages are based on an aggregate of 575,180,918 ordinary shares issued and outstanding, as reported in the Issuer’s quarterly report filed on Form 10-Q for the quarter ended September 30, 2012.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. Access Industries, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 482,315 shares
	8	SHARED VOTING POWER 79,961,051 shares
	9	SOLE DISPOSITIVE POWER 482,315 shares
	10	SHARED DISPOSITIVE POWER 79,961,051 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,443,366 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 13.99%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	All percentages are based on an aggregate of 575,180,918 ordinary shares issued and outstanding, as reported in the Issuer’s quarterly report filed on Form 10-Q for the quarter ended September 30, 2012.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. Access Industries Investment Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 80,443,366 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 80,443,366 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,443,366 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 13.99%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages are based on an aggregate of 575,180,918 ordinary shares issued and outstanding, as reported in the Issuer’s quarterly report filed on Form 10-Q for the quarter ended September 30, 2012.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. AI European Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 80,443,366 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 80,443,366 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,443,366 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 13.99%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	All percentages are based on an aggregate of 575,180,918 ordinary shares issued and outstanding, as reported in the Issuer’s quarterly report filed on Form 10-Q for the quarter ended September 30, 2012.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. AI European Holdings GP Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 80,443,366 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 80,443,366 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,443,366 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 13.99%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages are based on an aggregate of 575,180,918 ordinary shares issued and outstanding, as reported in the Issuer’s quarterly report filed on Form 10-Q for the quarter ended September 30, 2012.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. AI European Holdings S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,000,000 shares
	8	SHARED VOTING POWER 64,443,366 shares
	9	SOLE DISPOSITIVE POWER 16,000,000 shares
	10	SHARED DISPOSITIVE POWER 64,443,366 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,443,366 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 13.99%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages are based on an aggregate of 575,180,918 ordinary shares issued and outstanding, as reported in the Issuer’s quarterly report filed on Form 10-Q for the quarter ended September 30, 2012.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. AI Petroleum Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 80,443,366 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 80,443,366 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,443,366 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 13.99%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages are based on an aggregate of 575,180,918 ordinary shares issued and outstanding, as reported in the Issuer’s quarterly report filed on Form 10-Q for the quarter ended September 30, 2012.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. AIPH Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 80,443,366 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 80,443,366 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,443,366 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 13.99%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages are based on an aggregate of 575,180,918 ordinary shares issued and outstanding, as reported in the Issuer’s quarterly report filed on Form 10-Q for the quarter ended September 30, 2012.

Amendment No. 3 to Schedule 13D

This amendment to Schedule 13D is being filed by AI International Chemicals S.à r.l. (“AIIC”), Len Blavatnik, AI Investments Holdings LLC (“AIIH”), AI SMS L.P., AI SMS GP Limited, Access Industries, LLC, Access Industries Management, LLC, Altep 2010 L.P. (“Altep 2010”), Altep 2011 L.P. (“Altep 2011”), Access Industries, Inc., Access Industries Investment Holdings LLC, AI European Holdings L.P., AI European Holdings GP Limited, AI European Holdings S.à r.l. (“AIEH”), AI Petroleum Holdings LLC (“AIPH”) and AIPH Holdings LLC (collectively, the “Reporting Persons”, and each, a “Reporting Person”) to report changes in beneficial ownership of Class A ordinary shares, par value €0.04 per share (the “ordinary shares”) of the issuer as a result of an internal reorganization.

The Schedule 13D (the “Schedule”) filed with the Securities and Exchange Commission on January 10, 2011, as amended and supplemented by Amendment No. 1, filed February 23, 2011 and Amendment No. 2, filed on February 16, 2012, is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 3. This amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information that has materially changed since the filing of the Schedule 13D. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule.

Item 2	Identity and Background

The disclosure in Item 2 is hereby supplemented by adding the following information regarding the identity and background of Access Industries Investment Holdings LLC, AIEH, AI European Holdings GP Limited, AI European Holdings L.P., AIPH and AIPH Holdings LLC (the “New Reporting Persons”):

Name	Address of Business/Principal Office	Principal Business/Occupation	Jurisdiction of Organization/Citizenship

Access Industries Investment Holdings LLC	c/o Access Industries, Inc. 730 Fifth Avenue New York, NY 10019	Holding strategic investments in a variety of industries worldwide	Delaware

AI European Holdings L.P.	15-17 Ave. Gaston Diderich L-1420 Luxembourg	Holding strategic investments in a variety of industries worldwide	British Virgin Islands

AI European Holdings GP Limited	15-17 Ave. Gaston Diderich L-1420 Luxembourg	General partner of AI European Holdings LP	British Virgin Islands

AI European Holdings S.à r.l.	15-17 Ave. Gaston Diderich L-1420 Luxembourg	Holding strategic investments in a variety of industries worldwide	Luxembourg

AI Petroleum Holdings LLC	c/o Access Industries, Inc. 730 Fifth Avenue New York, NY 10019	Holding strategic investments in a variety of industries worldwide	Delaware

AIPH Holdings LLC	c/o Access Industries, Inc. 730 Fifth Avenue New York, NY 10019	Holding strategic investments in a variety of industries worldwide	Delaware

None of the New Reporting Persons has, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is filed as Exhibit 99.1.3 hereto.

Item 3	Source and Amount of Funds or Other Considerations

The disclosure in Item 3 is hereby supplemented by adding the following to the end thereof:

On December 7, 2012, as a result of an internal corporate restructuring, there was a transfer of shares between affiliated entities which resulted in a change of beneficial ownership. AIIC and AIIH distributed 16,000,000 ordinary shares to AI SMS L.P., which contributed those shares through its subsidiaries to AI European Holdings L.P., which transferred such shares to its wholly-owned subsidiary AIEH in exchange for additional AIEH securities. No funds were exchanged in connection with these transfers.

On December 7 and 10, 2012, there were further internal corporate restructurings which resulted in changes in beneficial ownership among various of the Reporting Persons. No funds were exchanged in connection with these transfers.

Item 4	Purpose of Transaction

The disclosure in Item 4 is hereby supplemented by adding the following to the end thereof:

The transactions described in Item 3 were effectuated as an investment in the regular course of such entity’s business.

Item 5	Interest in Securities of the Issuer

The disclosure in Items 5(a) and 5(b) is hereby amended and restated in its entirety to read as follows:

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of ordinary shares (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of ordinary shares as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

AIIC holds 63,961,051 ordinary shares directly. Each of AI Investments Holdings LLC, Access Industries, LLC, Access Industries Management, LLC, Len Blavatnik and AIPH Holdings LLC may be deemed to beneficially own the 63,961,051 ordinary shares held directly by AIIC. AI Investments Holdings LLC controls AIIC and, as a result, may be deemed to share voting and investment power over the ordinary shares beneficially owned by AIIC. AIPH Holdings LLC is the sole member of AI Investments Holdings LLC and, as a result, may be deemed to share voting and investment power over the ordinary shares beneficially owned by AIIC and AI Investments Holdings LLC. Access Industries, LLC controls AIPH Holdings LLC and, as a result, may be deemed to share voting and investment power over the ordinary shares beneficially owned by AIIC, AI Investments Holdings LLC, and AIPH Holdings LLC. Access Industries Management,

LLC controls Access Industries, LLC and, as a result, may be deemed to share voting and investment power over the shares beneficially owned by AIIC, AI Investments Holdings LLC, AIPH Holdings LLC, and Access Industries, LLC. Mr. Blavatnik controls Access Industries Management, LLC and, as a result, may be deemed to share voting and investment power over the ordinary shares beneficially owned by AIIC, AI Investments Holdings LLC, AIPH Holdings LLC, Access Industries, LLC, and Access Industries Management, LLC. Because of their relationships with the other Reporting Persons, Altep 2010 L.P., Altep 2011 L.P., Access Industries, Inc., AIEH, AI European Holdings L.P., AI European Holdings GP Limited, Access Industries Investment Holdings LLC, AIPH, AI SMS L.P. and AI SMS GP Limited may be deemed to share investment and voting power over the ordinary shares beneficially owned by AIIC, AI Investments Holdings LLC, AIPH Holdings LLC, Access Industries, LLC, Access Industries Management, LLC, and Mr. Blavatnik. Each of AI Investments Holdings LLC, AIPH Holdings LLC, Access Industries, LLC, Access Industries Management, LLC, Altep 2010, Altep 2011, Access Industries, Inc., AIEH, AI European Holdings L.P., AI European Holdings GP Limited, Access Industries Investment Holdings LLC, AI SMS L.P., AI SMS GP Limited, AIPH, and Len Blavatnik, and each of their affiliated entities and the officers, partners, members, and managers thereof, other than AIIC, disclaims beneficial ownership of the shares held by AIIC.

AIEH holds 16,000,000 ordinary shares directly. Each of Access Industries Investment Holdings LLC, AI European Holdings L.P., AI European Holdings GP Limited, AI SMS L.P., AI SMS GP Limited, Access Industries, LLC, AIPH, AIPH Holdings LLC, Access Industries Management, LLC, and Len Blavatnik may be deemed to beneficially own the 16,000,000 ordinary shares held directly by AIEH. AI European Holdings L.P. controls AIEH and, as a result, may be deemed to share voting and investment power over the ordinary shares beneficially owned by AIEH. AI European Holdings GP Limited is the general partner of AI European Holdings L.P. and, as such, may be deemed to share voting and investment power over the ordinary shares deemed beneficially owned by AIEH and AI European Holdings L.P. Access Industries Investment Holdings LLC controls AI European Holdings GP Limited and, as such, may be deemed to share voting and investment power over the ordinary shares deemed beneficially owned by AIEH, AI European Holdings L.P. and AI European Holdings GP Limited. AI SMS L.P. is the sole member of Access Industries Investment Holdings LLC and, as a result, may be deemed to share voting and investment power over the ordinary shares beneficially owned by AIEH, AI European Holdings L.P., AI European Holdings GP Limited and Access Industries Investment Holdings LLC. AI SMS GP Limited is the general partner of AI SMS L.P. and, as such, may be deemed to share voting and investment power over the ordinary shares deemed beneficially owned by AIEH, AI European Holdings L.P., AI European Holdings GP Limited, Access Industries Investment Holdings LLC and AI SMS L.P. AIPH controls AI SMS GP Limited and, as a result, may be deemed to share voting and investment power over the ordinary shares beneficially owned by AIEH, AI European Holdings L.P., AI European Holdings GP Limited, Access Industries Investment Holdings LLC, AI SMS L.P. and AI SMS GP Limited. AIPH Holdings LLC controls AIPH and, as a result, may be deemed to share voting and investment power over the ordinary shares beneficially owned by AIEH, AI European Holdings L.P., AI European Holdings GP Limited, Access Industries Investment Holdings LLC, AI SMS L.P., AI SMS GP Limited and AIPH. Access Industries, LLC controls AIPH Holdings LLC and, as a result, may be deemed to share voting and investment power over the ordinary shares beneficially owned by AIEH, AI European Holdings L.P., AI European Holdings GP Limited, Access Industries Investment Holdings LLC, AI SMS L.P., AI SMS GP Limited, AIPH and AIPH Holdings LLC. Access Industries Management, LLC

controls Access Industries, LLC and, as a result, may be deemed to share voting and investment power over the shares beneficially owned by AIEH, AI European Holdings LP, AI European Holdings GP Limited, Access Industries Investment Holdings LLC, AI SMS L.P., AI SMS GP Limited, AIPH, AIPH Holdings LLC and Access Industries, LLC. Mr. Blavatnik controls Access Industries Management, LLC and, as a result, may be deemed to share voting and investment power over the ordinary shares beneficially owned by AIEH, AI European Holdings LP, AI European Holdings GP Limited, Access Industries Investment Holdings LLC, AI SMS L.P., AI SMS GP Limited, AIPH, AIPH Holdings LLC, Access Industries, LLC and Access Industries Management, LLC. Because of their relationships with the other Reporting Persons, Altep 2010 L.P., Altep 2011 L.P., and Access Industries, Inc. may be deemed to share investment and voting power over the ordinary shares beneficially owned by AIEH, AI European Holdings LP, AI European Holdings GP Limited, Access Industries Investment Holdings LLC, AI SMS L.P., AI SMS GP Limited, AIPH, AIPH Holdings LLC, Access Industries, LLC, Access Industries Management, LLC and Mr. Blavatnik. Each of AIIC, AI Investments Holdings LLC, AI European Holdings LP, AI European Holdings GP Limited, Access Industries Investment Holdings LLC, AI SMS L.P., AI SMS GP Limited, AIPH, AIPH Holdings LLC, Access Industries, LLC, Access Industries Management, LLC, Altep 2010, Altep 2011, Access Industries, Inc., and Len Blavatnik, and each of their affiliated entities and the officers, partners, members, and managers thereof, other than AIEH, disclaims beneficial ownership of the shares held by AIEH.

Altep 2010 holds 297,080 ordinary shares directly. Each of Access Industries, Inc. and Len Blavatnik may be deemed to beneficially own the 297,080 ordinary shares held directly by Altep 2010. Access Industries, Inc. is the general partner of Altep 2010 and, as a result, may be deemed to have voting and investment control over the shares owned directly by Altep 2010. Mr. Blavatnik controls Access Industries, Inc. and, as a result, may be deemed to share voting and investment power over the 297,080 ordinary shares held by Altep 2010. Because of their relationships with the other Reporting Persons, each of AIIC, AI Investments Holdings LLC, AI SMS L.P., AI SMS GP Limited, Access Industries, LLC, Access Industries Management, LLC, Altep 2011, Access Industries Investment Holdings LLC, AIEH, AI European Holdings GP Limited, AI European Holdings L.P., AIPH, and AIPH Holdings LLC may be deemed to share investment and voting power over the ordinary shares beneficially owned by Altep 2010, Access Industries, Inc., and Mr. Blavatnik. Each of AIIC, AI Investments Holdings LLC, AI SMS L.P., AI SMS GP Limited, Access Industries, LLC, Access Industries Management, LLC, Access Industries, Inc., Access Industries Investment Holdings LLC, AIEH, AI European Holdings GP Limited, AI European Holdings L.P., AIPH, AIPH Holdings LLC and Mr. Blavatnik, and each of their affiliated entities and the officers, partners, members, and managers thereof, other than Altep 2010, disclaims beneficial ownership of the shares held by Altep 2010.

Altep 2011 holds 185,235 ordinary shares directly. Each of Access Industries, Inc. and Len Blavatnik may be deemed to beneficially own the 185,235 ordinary shares held directly by Altep 2011. Access Industries, Inc. is the general partner of Altep 2011 and, as a result, may be deemed to have voting and investment control over the shares owned directly by Altep 2011. Mr. Blavatnik controls Access Industries, Inc. and, as a result, may be deemed to share voting and investment power over the 185,235 ordinary shares held by Altep 2011. Because of their relationships with the other Reporting Persons, each of AIIC, AI Investments Holdings LLC, AI SMS L.P., AI SMS GP Limited, Access Industries, LLC, Access Industries Management, LLC, Altep 2010, Access Industries Investment Holdings LLC, AIEH, AI European Holdings GP Limited, AI European

Holdings L.P., AIPH and AIPH Holdings LLC may be deemed to share investment and voting power over the ordinary shares beneficially owned by Altep 2011, Access Industries, Inc., and Mr. Blavatnik. Each of AIIC, AI Investments Holdings LLC, AI SMS L.P., AI SMS GP Limited, Access Industries, LLC, Access Industries Management, LLC, Access Industries, Inc., Access Industries Investment Holdings LLC, AIEH, AI European Holdings GP Limited, AI European Holdings L.P., AIPH, AIPH Holdings LLC, and Mr. Blavatnik, and each of their affiliated entities and the officers, partners, members, and managers thereof, other than Altep 2011, disclaims beneficial ownership of the shares held by Altep 2011.

The disclosure in Item 5(c) is hereby supplemented by adding the following at the end thereof:

(c) The following transactions in the Issuer’s securities have been effected by Reporting Persons within the 60 days prior to this filing:

On December 7, 2012, the transfers described in the penultimate paragraph of Item 3 were effectuated.

Item 7	Materials to Be Filed as Exhibits

The disclosure in Item 7 is hereby supplemented by adding the following in appropriate numerical order:

Exhibit 99.1.3	Joint Filing Agreement, dated as of December 17, 2012.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 17, 2012

AI INTERNATIONAL CHEMICALS S.À R.L.

By:	/s/ ALEJANDRO MORENO
	Name:	Alejandro Moreno
	Title:	Class A Manager

LEN BLAVATNIK

By:	/s/ ALEJANDRO MORENO
	Name:	Alejandro Moreno
	Title:	Attorney-in-Fact

AI INVESTMENTS HOLDINGS LLC

By:	Access Industries Management, LLC, its manager

By:	/s/ ALEJANDRO MORENO
	Name:	Alejandro Moreno
	Title:	Senior Vice President

AI SMS L.P.

By:	AI SMS GP Limited, its general partner
By:	Belvaux Management Limited, its director

By:	/s/ RONAN J.E. KUCZAJ
	Name:	Ronan J.E. Kuczaj
	Title:	Director

AI SMS GP LIMITED

By:	Belvaux Management Limited, its director

By:	/s/ RONAN J.E. KUCZAJ
	Name:	Ronan J.E. Kuczaj
	Title:	Director

ACCESS INDUSTRIES, LLC

By: Access Industries Management, LLC, its manager

By:	/s/ ALEJANDRO MORENO
	Name:	Alejandro Moreno
	Title:	Senior Vice President

ACCESS INDUSTRIES MANAGEMENT, LLC

By:	/s/ ALEJANDRO MORENO
	Name:	Alejandro Moreno
	Title:	Senior Vice President

ALTEP 2010 L.P.

By: Access Industries, Inc., its general partner

By:	/s/ ALEJANDRO MORENO
	Name:	Alejandro Moreno
	Title:	Senior Vice President

ALTEP 2011 L.P.

By: Access Industries, Inc., its general partner

By:	/s/ ALEJANDRO MORENO
	Name:	Alejandro Moreno
	Title:	Senior Vice President

ACCESS INDUSTRIES, INC.

By:	/s/ ALEJANDRO MORENO
	Name:	Alejandro Moreno
	Title:	Senior Vice President

ACCESS INDUSTRIES INVESTMENT HOLDINGS LLC

By:	/s/ ALEJANDRO MORENO
	Name:	Alejandro Moreno
	Title:	Manager

AI EUROPEAN HOLDINGS L.P.

By: AI European Holdings GP Limited, its general partner
By: Hudson Administration S.A., its director

By:	/s/ DAWN E. SHAND
	Name:	Dawn E. Shand
	Title:	Director

AI EUROPEAN HOLDINGS GP LIMITED

By: Hudson Administration S.A., its director

By:	/s/ DAWN E. SHAND
	Name:	Dawn E. Shand
	Title:	Director

AI EUROPEAN HOLDINGS S.À R.L.

By: Bentham Secretarial LLC, its Class A Manager

By:	/s/ ALEJANDRO MORENO
	Name:	Alejandro Moreno
	Title:	Manager

By:	/s/ DAWN E. SHAND
	Name:	Dawn E. Shand
	Title:	Class B Manager

AI PETROLEUM HOLDINGS LLC

By: AIPH Holdings LLC, its manager
By:	Access Industries Management, LLC, its manager

By:	/s/ ALEJANDRO MORENO
	Name:	Alejandro Moreno
	Title:	Senior Vice President

AIPH HOLDINGS LLC

By: Access Industries Management, LLC, its manager

By:	/s/ ALEJANDRO MORENO
	Name:	Alejandro Moreno
	Title:	Senior Vice President